EXHIBIT E
PLAN AGENCY AGREEMENT
BETWEEN
DWS DREMAN VALUE INCOME EDGE FUND, INC.
AND
UMB BANK, N.A.

i

PLAN AGENCY AGREEMENT
     AGREEMENT made as of the ___ day of November, 2006, by and between DWS Dreman Value Income Edge Fund, Inc., a Maryland corporation, having an office and place of business at 345 Park Avenue, New York, Now York 10154 (the “Fund”), and UMB BANK, N.A., a national bank having an office and place of business at 928 Grand Blvd., Kansas City, Missouri 64106 (the “Plan Agent”).
     WHEREAS, the Fund desires to appoint the Plan Agent as agent for the shareholders of the Fund is connection with its Dividend Reinvestment and Cash Purchase Plan and the Plan Agent desires to accept such appointment;
     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:
ARTICLE 1
TERMS OF APPOINTMENT; DUTIES OF THE PLAN AGENT
     1.01 Subject to the terms and conditions set forth in this Agreement, the Fund hereby employs and appoints the Plan Agent to act as, and the Plan Agent agrees to act as, agent in connection with the Fund’s Dividend Reinvestment and Cash Purchase Plan (as amended from time to time, the “Plan”). In accordance with procedures established from time to time by agreement between the Fund and the Plan Agent, the Plan Agent shall act as agent for holders of the Fund’s common shares (the “Shareholders”) pursuant to the Plan, which is attached as Exhibit A hereto, and any amendments thereto, and shall perform all of the customary services of an agent of the Plan consistent with those requirements in effect at the date of this Agreement.
ARTICLE 2
FEES AND EXPENSES
     2.01 For the performance by the Plan Agent pursuant to this Agreement, the Fund agrees to pay the Plan Agent such fees identified in the fee schedule attached hereto.
     2.02 The Fund agrees to pay all such fees within ten business days following the receipt of the respective billing notice.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PLAN AGENT
     The Plan Agent represents and warrants to the Fund that:
     3.01 It is a banking association duly organized and existing and in good standing under the laws of the United States of America.

     3.02 It is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement and act as Plan Agent under the Plan.
     3.03 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.
     3.04 It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.
     3.05 Its entering into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of the Plan Agent.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE FUND
     The Fund represents and warrants to the Plan Agent that:
     4.01 It is a corporation duly organized and existing and is good standing under the laws of Maryland.
     4.02 It is empowered under applicable laws and by its Articles of Incorporation and By-Laws, each as amended, to enter into and perform this Agreement.
     4.03 All proceedings required by said Articles of Incorporation and By-Laws have been taken to authorize it to enter into and perform this Agreement.
     4.04 It is a closed-end management investment company registered under the Investment Company Act of 1940.
     4.05 It shall make all filings required of it under federal and state securities laws in connection with the services to be provided under this Agreement.
ARTICLE 5
INDEMNIFICATION
     5.01 The Plan Agent shall not be responsible for, and the Fund shall indemnify and hold the Plan Agent harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to:
          a. All actions of the Plan Agent or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct.
          b. The Fund’s refusal or failure to comply with the terms of this Agreement, or which arise out of the Fund’s lack of good faith negligence or willful misconduct or which arise out of the breach of any representation or warranty of the Fund hereunder.

          c. The reliance on, or use by, the Plan Agent or its agents or subcontractors of information, records, documents and evaluations of net asset value that (i) are received by the Plan Agent or its agents or subcontractors and furnished to it by or on behalf of the Fund, and (ii) have been prepared and/or maintained by the Fund or any other person or firm authorized to act on behalf of the Fund. Such other person or firm shall include any current or former transfer agent or current or former registrar, or co-transfer agent or co-registrar.
          d. The reliance on, or the carrying out by the Plan Agent or its agents or subcontractors of, any instructions or requests of the Fund’s representative that is reasonably believed to be an authorized person of the Fund.
     5.02 The Plan Agent shall indemnify and hold the Fund harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising out of or attributable to any action or failure or omission to act by the Plan Agent as a result of the Plan Agent’s or its agent’s or subcontractor’s lack of good faith, negligence or willful misconduct or refusal or failure to comply with the terms of this Agreement or the Plan or which arise out of the breach of any representation or warranty of the Plan Agent hereunder.
     5.03 At any time the Plan Agent may apply to any officer of the Fund for instructions, and may consult with legal counsel for the Fund with respect to any matter arising in connection with the services to be performed by the Plan Agent under this Agreement, and the Plan Agent and its agents or subcontractors shall not be liable and shall be indemnified by the Fund for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel. The Plan Agent, its agents and subcontractors shall be protected and indemnified in acting upon any paper, instruction, information, data, records or documents furnished by or on behalf of the Fund, reasonably believed to be genuine and to have been signed or otherwise authorized by the proper person or persons, that is provided to the Plan Agent or its agents or subcontractors by telephone, in person, machine readable input, telex, CRT data entry or other similar means authorized by the Fund, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Fund. The Plan Agent, its agents and subcontractors shall also be protected and indemnified in recognizing share certificates that are reasonably believed to bear the proper manual or facsimile signatures of the officers of the Fund, and the proper countersignature of any current or former transfer agent or current or former registrar, or of a co-transfer agent or co-registrar.
     5.04 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable to the other for any damages resulting from such failure to perform or otherwise from such causes.
     5.05 Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement or for any act or failure to act hereunder.
     5.06 In order that the indemnification provisions contained in this Article 5 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it, except with the other party’s prior written consent.
ARTICLE 6
COVENANTS OF THE FUND AND THE PLAN AGENT
     6.01 The Fund shall promptly furnish to the Plan Agent upon request the following:
          a. A certified copy of the resolution of the Board of Directors of the Fund authorizing the appointment of the Plan Agent and the execution and delivery of this Agreement.
          b. A copy of the Articles of Incorporation and By-Laws of the Fund and all amendments thereto.
     6.02 The Plan Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and the Rules thereunder, the Plan Agent agrees that all such records prepared or maintained by the Plan Agent relating to the services to be performed by the Plan Agent hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Fund on and in accordance with its request.
     6.03 The Plan Agent and the Fund agree that all books, records, information and data pertaining to the business of the other party that are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.
     6.04 The Plan Agent acknowledges that the Fund is required by Regulation S-P (17 CFR 248.1-248.30) to keep nonpublic personal information about its customers (“Customer Information”) confidential. The Plan Agent further acknowledges that all information that it receives pursuant to this Agreement with respect to shareholders of the Fund and their transactions is deemed nonpublic personal information for the purposes of Regulation S-P. Accordingly, the Plan Agent agrees that it shall not (a) use or disclose Customer Information other than to carry out the purposes for which the Fund disclosed such Customer Information to the Plan Agent or (b) disclose any Customer Information other than to affiliates of the Plan Agent, provided that such affiliates shall be restricted in use and disclosure of the Customer Information to the same extent as the Plan Agent solely for the purposes of providing the services under this Agreement and as permitted by the exceptions under Rules 14 and 15 of Regulation S-P in the ordinary course of business to carry out the activities covered by the exception under which the Plan Agent received the Customer Information. The Plan Agent shall establish data security policies and procedures that are reasonably designed to ensure the security and confidentiality of Customer Information, protect against anticipated threats or hazards to the security and integrity of Customer Information and protect against unauthorized access to use of

Customer Information that could result in substantial harm or inconvenience to any customer of the Fund. For purposes of this paragraph, the term “affiliate” shall have the meaning set forth in Rule 3(a) of Regulation S-P. The restrictions set forth in this paragraph shall apply during the term of and after the termination of this Agreement. To the extent any provisions of this paragraph conflict with other terms of this Agreement, this paragraph shall control.
     6.05 In case of any requests or demands for the inspection of the Shareholder records of the Fund, the Plan Agent will use its best efforts to notify the Fund and to secure instructions from an authorized officer of the Fund as to such inspection. The Plan Agent reserves the right, however, upon notice to the Fund, to disclose the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to disclose the Shareholder records to such person.
ARTICLE 7
TERMINATION OF AGREEMENT
     7.01 This Agreement may be terminated by either party upon sixty (60) days’ written notice to the other.
     7.02 This Agreement may be terminated by any non-breaching party if a party is in material breach of this Agreement. In order to so terminate this Agreement, written notice shall be given to an officer of the party in breach of the non-breaching party’s intention to terminate due to a failure to comply with, or breach of, a material term or condition of this Agreement. Said written notice shall specifically state the material term or condition claimed to be breached and shall provide at least 15 days in which to correct such alleged breach. If such breach is not corrected in the time period allowed, then any non-breaching party may terminate this Agreement immediately, upon written notice to the other party.
ARTICLE 8
ASSIGNMENT
     8.01 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.
     8.02 This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.
ARTICLE 9
AMENDMENT
     9.01 This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by resolution of the Board of Directors of the Fund.

ARTICLE 10
LAW TO APPLY
     10.01 This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.
ARTICLE 11
MERGER OF AGREEMENT
     11.01 This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written.
ARTICLE 12
EFFECTIVENESS
     12.01 This Agreement will become effective on November 27, 2006.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

DWS DREMAN VALUE INCOME EDGE FUND, INC.

By: Michael G. Clark
Title: President

UMB BANK, N.A.

By: Nancy L. Hoffman
Title: Senior Vice President

FEE SCHEDULE
Service Fees:

Monthly Evaluation Fee:	$75.00 per month
Placing and Settlements of Trades:	$30.00 per trade
DWAC:	$10.00 per DWAC Deposit/Withdrawal
Invoices will be sent quarterly.

EXHIBIT A
DWS DREMAN VALUE INCOME EDGE FUND, INC.
TERMS AND CONDITIONS OF DIVIDEND
REINVESTMENT AND CASH PURCHASE PLAN
     1. The plan agent, currently UMB Bank, N.A., (the “Plan Agent”) for DWS Dreman Value Income Edge Fund, Inc. (the “Fund”) appointed by the Board of Directors of the Fund, and including any successor Plan Agent, will act as Agent for each shareholder who has elected in writing to receive dividends and distributions in additional shares of the Fund’s common stock (each a “Participant”) under the Dividend Reinvestment and Cash Purchase Plan (the “Plan”). If shareholders do not elect to participate in the Plan, such shareholder will receive all distributions in cash. The Fund’s transfer agent and dividend disbursing agent (the “Transfer Agent”) will open an account for each Participant under the Plan in the same name in which such Participant’s present shares are registered, and put into effect for such Participant the dividend reinvestment option of the Plan as of the first record date for a dividend or capital gains distribution, and the cash purchase option of the Plan as of the next appropriate date as provided in paragraph 5 below.
     2. Whenever the Fund declares an income dividend or a capital gains distribution payable in common stock or cash at the option of the shareholders, each Participant is deemed to have elected to take such dividend or distribution entirely in additional shares of common stock of the Fund, and the Transfer Agent shall record such shares, including fractions, for the Participant’s account. If the market price per share of the Fund’s common stock on the valuation date equals or exceeds the net asset value per share on the valuation date, the number of additional shares to be issued by the Fund and credited to the Participant’s account shall be determined by dividing the dollar amount of the dividend or capital gains distribution payable on the Participant’s shares by the greater of the following amounts per share of the Fund’s common stock on the valuation date: (a) the net asset value, or (b) 95% of the market price. If the market price per share of the Fund’s common stock on the valuation date is less than the net asset value per share on the valuation date, the Plan Agent shall apply the dollar amount of the dividend or capital gains distribution on such Participant’s shares (less such Participant’s pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of such dividend and distribution) to the purchase on the open market of shares of the Fund’s common stock for the Participant’s account. Such purchases will be made on or shortly after the payment date for such dividend or distribution, and in no event more than 45 days after such date except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities law. The valuation date will be the payment date for the dividend or capital gains distribution or, if such date is not an New York Stock Exchange trading date, then the next preceding New York Stock Exchange trading date.
     3. Should the Fund declare an income dividend or capital gains distribution payable only in cash, the Plan Agent shall apply the amount of such dividend or distribution on each

Participant’s shares (less such Participant’s pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of such dividend or distribution) to the purchase on the open market of shares of the Fund’s common stock for the Participant’s account. Such purchases will be made on or shortly after the payment date for such dividend or distribution, and in no event more than 45 days after such date except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities law.
     4. For all purposes of the Plan: (a) the market price of the Fund’s common stock on a particular date shall be the mean between the highest and lowest sales prices on the New York Stock Exchange on that date, or, if there is no sale on such Exchange on that date, then the mean between the closing bid and asked quotations for such stock on such Exchange on such date provided, however, that if the valuation date precedes the “ex-dividend” date on such Exchange for a particular dividend and/or distribution, then the market price on such valuation date shall be as determined above, less the per share amount of the dividend and/or distribution; (b) net asset value per share of the Fund’s common stock on a particular date shall be as determined by or on behalf of the Fund; and (c) all dividends, distributions and other payments (whether made in cash or in shares) shall be made net of any applicable withholding tax.
     5. Each Participant, semi-annually, has the option of sending additional funds, in any amount from $100 to $3,000 for the purchase on the open market of shares of the common stock of the Fund for such Participant’s account. Voluntary payments will be invested by the Plan Agent on or shortly after the 15th of February or August, and in no event more than 45 days after such dates except where temporary curtailment or suspension of purchases is necessary to comply with applicable provisions of federal securities law. Optional cash payments received from a Participant on or prior to the fifth day preceding the 15th of February or August will be applied by the Plan Agent to the purchase of additional shares of common stock as of that investment date. Funds received after the fifth day preceding the 15th of February or August and prior to the 30th day preceding the next investment date will be returned to the Participant. No interest will be paid on optional cash payments held until investment. Consequently, Participants are strongly urged to make their optional cash payments shortly before the 15th of February or August. However, Participants should allow sufficient time to ensure that their payments are received by the Transfer Agent on or prior to the fifth day preceding the 15th of February or August. Optional cash payments should be in U.S. funds and be sent by first-class mail, postage prepaid, only to the following address:
DWS Dreman Value Income Edge Fund, Inc.
Dividend Reinvestment and Cash Purchase Plan
210 W. 10th Street
Kansas City, MO 64105
(800) 294-4366
Deliveries to any other address do not constitute valid delivery. Participants may withdraw their entire voluntary cash payment by written notice received by the Plan Agent not less than 48 hours before such payment is to be invested.

     6. Investments of voluntary cash payments and other open-market purchases provided for above may be made on any securities exchange where the Fund’s common stock is traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as the Plan Agent shall determine. Participants’ funds held by the Plan Agent or the Transfer Agent uninvested will not bear interest, and it is understood that, in any event, the Plan Agent shall have no liability in connection with any inability to purchase shares within 45 days after the initial date of such purchase as herein provided, or with the timing of any purchases effected. The Plan Agent shall have no responsibility as to the value of the common stock of the Fund acquired for a Participant’s account. For the purposes of cash investments the Plan Agent or the Transfer Agent may commingle Participants’ funds, and the average price (including brokerage commissions) of all shares purchased by the Plan Agent as agent shall be the price per share allocable to each Participant in connection therewith.
     7. The Transfer Agent will record shares acquired pursuant to the Plan in noncertificated form on the books of the Fund in the Participant’s name. The Transfer Agent will forward to each Participant any proxy solicitation material. Upon a Participant’s written request, the Transfer Agent will deliver to such Participant, without charge, a certificate or certificates for the full shares.
     8. The Transfer Agent will confirm to each Participant each acquisition made for such Participant’s account as soon as practicable but no later than 60 days after the date thereof. The Transfer Agent will send to each Participant a statement of account confirming the transaction and itemizing any previous reinvestment activity for the calendar year. A statement reflecting the amount of cash received by the Transfer Agent will be issued on receipt of each cash deposit. The statements are the record of the costs of shares and should be retained for tax purposes. Certificates representing shares will not be issued to a Participant under the Plan unless such Participant so requests in writing or unless his account is terminated. Although Participants may from time to time have an undivided fractional interest (computed to four decimal places) in a share of the Fund, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to a Participant’s account. In the event of termination of a Participant’s account under the Plan, the Transfer Agent will adjust for any such undivided fractional interest in cash at the market value of the Fund’s shares at the time of termination less the pro rata expense of any sale required to make such an adjustment.
     9. Any stock dividends or split shares distributed by the Fund on shares held for a Participant under the Plan will be credited to such Participant’s account. In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the shares held for a Participant under the Plan will be added to other shares held by such Participant in calculating the number of rights to be issued to such Participant.
     10. The Plan Agent’s and/or Transfer Agent’s service fee for handling capital gains distributions or income dividends will be paid by the Fund. Participants will be charged a $1.00 service fee for each voluntary cash investment and a pro rata share of brokerage commissions on all open market purchases.

     11. Participants may terminate their accounts under the Plan by notifying the Transfer Agent in writing. Such termination will be effective immediately if such Participant’s notice is received by the Transfer Agent not less than ten days prior to any dividend or distribution record date; otherwise such termination will be effective as soon as practicable upon completion of the reinvestment of capital gains distributions or income dividends. The Plan may be terminated by the Fund upon notice in writing mailed to Participants at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. Upon any termination the Transfer Agent will cause a certificate or certificates for the full number of shares held for each Participant under the Plan and cash adjustment for any fraction of a share to be delivered to such Participant without charge.
     12. If a Participant elects by notice to the Plan Agent in writing in advance of such termination to have the Plan Agent sell part or all of such Participant’s shares and remit the proceeds to such Participant, the Plan Agent is authorized to deduct a fee of 5% of the gross proceeds, to a maximum of $3.50, plus brokerage commissions for this transaction and any transfer taxes. In such case, certificates for withdrawn shares will not be issued to such Participant, and the Plan Agent will, within ten (10) business days after receipt of such written notice, cause such shares to be sold at market prices for such Participant’s account. It should be noted, however, that the Fund’s share price may fluctuate during the period between a request for sale, its receipt by the Plan Agent, and the ultimate sale in the open market within 10 business days. This risk should be evaluated by such Participant when considering whether to request that the Plan Agent sell his or her shares. The risk of a price decline is borne solely by such Participant. A check for the proceeds will not be mailed prior to receipt by the Transfer Agent of proceeds of the sale; settlement currently occurs three (3) business days after the sale of shares. Information regarding the sale of shares will be provided to the Internal Revenue Service (the “IRS”).
     13. The reinvestment of dividends and capital gains distributions does not relieve the Participant of any income tax which may be payable on such dividends and distributions. The Transfer Agent will report to each Participant the taxable amount of dividends and distributions credited to his account. Participants will be treated as receiving the amount of the distributions made by the Fund, which amount generally will be either equal to the amount of the cash distribution the stockholder would have received if the stockholder had elected to receive cash or, for shares issued by the Fund, the fair market value of the shares issued to the shareholder.
     14. Foreign shareholders who elect to have their dividends and distributions reinvested and whose dividends and distributions are subject to United States income tax withholding will have their dividends and distributions reinvested net of withholding tax. U.S. shareholders who elect to have their dividends and distributions reinvested will have their dividends and distributions reinvested net of the back-up withholding tax imposed under Section 3406(a)(i) of the Internal Revenue Code of 1986, as amended, if such shareholder is subject to the back-up withholding tax, including, without limitation, by reason of (i) such shareholder has failed to furnish to the Fund his taxpayer identification number (the “TIN”), which for an individual is his social security number; (ii) the IRS has notified the Fund that the TIN furnished by the shareholder is incorrect; (iii) the IRS notifies the Fund that the shareholder is subject to back-up withholding; or (iv) the shareholder has failed to certify, under penalties of perjury, that he is not subject to back-up withholding. Foreign non-corporate shareholders may also be subject to back-up withholding tax with respect to long-term capital gains distributions if they fail to make certain certifications. Shareholders have previously been requested by the Fund or their brokers to submit all information and certifications required in order to exempt them from back-up withholding if such exemption is available to them. It is a shareholder’s responsibility to supply such information and certifications to the Fund or their brokers, as necessary.
     15. These terms and conditions may be amended or supplemented by the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission, any securities exchange on which shares of the Fund are listed, or any other regulatory authority, only by mailing to Participants appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by a Participant unless, prior to the effective date thereof, the Transfer Agent receives written notice of the termination of such Participant’s account under the Plan. Any such amendment may include an appointment by the Fund of a successor Plan Agent or Transfer Agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Agent or Transfer Agent under these terms and conditions. Notwithstanding the above, if for any reason operation of the Plan in accordance with its terms should become impracticable or unreasonable under the circumstances then prevailing, or in the judgment of the Fund’s Board of Directors such operation would not be in the interests of the Fund’s shareholders generally, then the Fund’s Board of Directors shall have the authority to amend, effective immediately, the terms of the Plan to the extent that such amendment does not adversely affect the interests of Participants in any material respect. Appropriate written notice of such amendment shall be given within 30 days of its effective date.
     16. Each of the Plan Agent and Transfer Agent shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under the Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith, or willful misconduct or that of its employees.
     17. These terms and conditions shall be governed by the laws of the State of New York.

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